UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 16(1))

                             BKF Capital Group, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $1.00 par share
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                         (Title of Class of Securities)

                                   05548G 10 2
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                                 (CUSIP Number)

                                Steven N. Bronson
                       225 NE Mizner Boulevard, Suite 400
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 2013
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             (Date of Event which Requires Filing of This Statement)

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       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 05548G 10 2            SCHEDULE 13D
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1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Steven N. Bronson
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions)

  PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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 NUMBER OF       7    SOLE VOTING POWER

  SHARES              4,069,785
                 --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

 OWNED BY             0
                 --------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER

 REPORTING            4,069,785
                 --------------------------------------------------------------
  PERSON         10   SHARED DISPOSITIVE POWER

   WITH               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,069,785
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.7%
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14 TYPE OF REPORTING PERSON (See Instructions)

   IN
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

CUSIP No. 05548G 10 2            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the reporting persons with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 225 NE Mizner Boulevard, Suite 400, Boca Raton, Florida 33432. The Issuer has previously reported that as of March 27, 2013, the Issuer had 7,446,593 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

   (a-c) This Amendment No. 16 to Schedule 13D is filed on behalf of Steven N. Bronson. Mr. Bronson maintains an office at 225 NE Mizner Boulevard, Suite 400, Boca Raton, Florida 33432. Mr. Bronson is the Chairman, President and Treasurer of the Issuer.

   (d) The reporting persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) The reporting persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor have they been nor are they now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   On April 15, 2013, Mr. Bronson acquired, in an open market transaction, using his personal funds, 325,456 shares of Common Stock at a purchase price of $1.05 per share.


Item 4. Purpose of Transaction.

    Mr. Bronson acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson does undertake any of the above described possible actions, Mr. Bronson will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

   (a)(b) Steven N. Bronson beneficially owns 4,069,785 shares of the Issuer's Common Stock, representing approximately 54.7% of the total shares of Common Stock issued and outstanding. The shares of Common Stock are held in a joint account with Mr. Bronson's spouse. Mr. Bronson has sole voting and dispositive power with respect to the shares of Common Stock.

   (c) Not applicable.

   (d) Other than Mr. Bronson's spouse, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   None


Item 7. Material to be Filed as Exhibits.

   None


   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2013



                                              Steven N. Bronson


                                              /s/ Steven N. Bronson
                                              ---------------------------------



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).